UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

518439104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G

1	Names of Reporting Persons: Ronald S. Lauder

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,416,259 (see Item 4)

	6	Shared Voting Power 66,971 (see Item 4)

	7	Sole Dispositive Power 1,091,259 (see Item 4)

	8	Shared Dispositive Power 8,391,971 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,483,230 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 4.1% (see Item 4)

12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: The Estée Lauder Companies Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue New York, NY 10153

Item 2(a)	Name of Person Filing: Ronald S. Lauder (the “Reporting Person”)
Item 2(b)	Address of Principal Business Office or, if none, Residence: 767 Fifth Avenue New York, NY 10153
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 518439-10-4

Item 3.	Not Applicable.

Item 4.	Ownership

(a)As of December 31, 2019, the Reporting Person beneficially owned 9,483,230 shares of Class A Common Stock as follows: (i) 9,403,531 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”) held directly by the Reporting Person; (ii) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and (iii) 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation. The Reporting Person disclaims beneficial ownership of: (i) 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation and (ii) 6,364 shares of Class A Common Stock and the 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

As of December 31, 2019, 6,325,000 shares of Class B Common Stock are pledged by the Reporting Person to secure loans under loan facilities with certain banks (“Loan Facilities”) as to which he has sole voting power and shares dispositive power with certain pledgees (“Pledgees”) under the Loan Facilities, and 2,000,000 shares of Class B Common Stock held directly by the Reporting Person are pledged to a bank not affiliated with the Reporting Person or the Issuer (the “Counterparty”) to secure the Reporting Person’s obligations under a prepaid variable-delivery forward sale contract (the “Forward Sale Contract”), including the obligation to deliver to the Counterparty up to 2,000,000 shares of Class A Common Stock (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of Class A Common Stock at the time) following the maturity date of the Forward Sale Contract (March 11, 2020) subject to acceleration.

(b) The responses of the Reporting Person to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 9,483,230 shares of Class A Common Stock, which would constitute 4.1% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 73,335 shares of Class A Common Stock and the 9,409,895 shares of Class B Common Stock for which the Reporting Person has voting power constitute 5.9% of the aggregate voting power of the Issuer.

(c) (i) The Reporting Person has sole voting power with respect to 9,416,259 shares of Class A Common Stock as follows: (i) 9,403,531 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

(ii) The Reporting Person shares voting power with respect to 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.

(iii) The Reporting Person has sole dispositive power with respect to 1,091,259 shares of Class A Common Stock as follows: (i) 1,078,531 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

(iv) The Reporting Person shares dispositive power with respect to 8,391,971 shares of Class A Common Stock as follows: (i) the Reporting Person shares dispositive power with the Pledgees with respect to the 6,325,000 shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Loan Facilities; (ii) the Reporting Person shares dispositive power with the Counterparty with respect to the 2,000,000 shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Forward Sale Contract; and (iii) the Reporting Person shares dispositive power with respect to the 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Pledgees have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,325,000 shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Loan Facilities. The Counterparty has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,000,000 shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Forward Sale Contract. Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,364 shares of Class A Common Stock and the 6,364 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 66,971 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

/s/ Ronald S. Lauder
	Name:	Ronald S. Lauder

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement (as of December 31, 2019)

Leonard A. Lauder, (a) individually and (b) as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Ronald S. Lauder, (a) individually and (b) as Trustee of The Descendants of Ronald S. Lauder 1966 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, and (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, and (b) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as (a) Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust and (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Jane Lauder, as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Joel S. Ehrenkranz, as Trustee of The Leonard A. Lauder 2013 Revocable Trust